SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)†

The Lovesac Company
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

54738L 109
(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†	This Schedule 13D statement constitutes (i) an initial filing with respect to Mistral Equity Partners, LP, (ii) an initial filing and an exit filing with respect to Mistral Sac Holdings, LLC, and (iii) Amendment No. 3 with respect to the other reporting persons (including an exit filing with respect to SAC Acquisition LLC).

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,490(1)
	8	Shared Voting Power 3,017,536(2)
	9	Sole Dispositive Power 6,490(1)
	10	Shared Dispositive Power 3,017,536(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,024,026(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 20.45%(2)
14	Type of Reporting Person IN

(1)	Includes 6,490 restricted stock awards received by Mr. Heyer for his service as a director of The Lovesac Company, a Delaware corporation (the “Issuer”).
(2)	Includes shares of common stock, par value $0.00001 per share (“Common Stock”) of the Issuer held by: (i) Mistral Sac Holdings 2, LLC (430,304 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Sac Holdings 3, LLC (90,000 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iii) Mistral Sac Holdings 4, LLC (228,633 shares, which amount includes 74,200 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iv) Mistral Equity Partners, LP (1,710,636 shares, which amount includes 56,554 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (vi) Mistral Equity Partners QP, LP (462,895 shares, which amount includes 15,303 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (vii) MEP Co-Invest, LLC (95,068 shares, which amount includes 3,143 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer.
(3)	Based on 14,538,586 shares of Common Stock outstanding as of September 11, 2019 and assumes the vesting and settlement of all restricted stock awards identified in footnote 1 and the exercise of all warrants to purchase shares of Common Stock identified in footnote 2.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person SAC Acquisition LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person OO

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Mistral Sac Holdings, LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person OO

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Mistral Equity Partners, LP
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,710,636(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,710,636(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,636
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 11.72%(2)
14	Type of Reporting Person OO

(1)	Represents 56,554 shares of Common Stock Issuable upon exercise of a warrant.
(2)	Based on 14,538,586 shares of Common Stock outstanding as of September 11, 2019 and assumes the exercise of all warrants to purchase shares of Common Stock identified in footnote 1.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This Amendment No. 3 (this “Amendment No. 3”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 2, 2018 and Amendment No. 2 filed with the SEC on June 3, 2019, the “Schedule 13D”) constitutes (i) an initial filing with respect to Mistral Equity Partners, LP, (ii) an initial filing and an exit filing with respect to Mistral Sac Holdings, LLC, and (ii) an exit filing with respect to Sac Acquisition LLC.

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D.

Item 1:	Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 3.

Item 2:	Identity and Background

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly on behalf of the following (collectively, the “Reporting Persons”):

(i)	Andrew R. Heyer, a United States citizen,

(ii)	SAC Acquisition LLC, a Delaware limited liability company (“SAC Acquisition”),

(iii)	Mistral Sac Holdings, LLC, a Delaware limited liability company (“MSH”), and

(iv)	Mistral Equity Partners, LP, a Delaware limited partnership (“MEP”).

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is listed hereto as Exhibit 1.

SAC Acquisition is managed by a board of managers. Affiliated entities controlled by Mr. Heyer are entitled to designate a majority of the SAC Acquisition board of managers. MSH and MEP are managed by an affiliated entity controlled by Mr. Heyer. The principal business of each of SAC Acquisition, MSH and MEP is to invest in securities.

The principal office of each of the Reporting Persons is c/o Mistral Equity Partners, 650 Fifth Avenue, 10th Floor, New York, New York 10019.

None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	Source and Amount of Funds or Other Consideration

The information regarding the Reporting Persons contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Amendment No. 3.

Item 4:	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On October 2, 2019, Mr. Heyer received a grant of 3,245 restricted stock units (“RSUs”) of which 100% are subject to vesting on the first anniversary of the grant date. On that same date, Mr. Heyer received a grant of 3,245 RSUs, of which 50% are subject to vesting on the first anniversary of the grant date and 50% are subject to vesting on the second anniversary of the grant date. Each RSU represents the contingent right to receive, upon vesting of the RSU, one share of the Issuer’s common stock.

On December 18, 2019, SAC Acquisition contributed 175,478 shares of the Issuer’s common stock to the Issuer in connection with an exchange of options previously issued by SAC Acquisition.

On December 18, 2019, SAC Acquisition completed a pro rata distribution of 3,611,361 shares of the Issuer’s common stock to its members. As a result of the distribution, MSH received 2,628,569 shares of the Issuer’s common stock, and SAC Acquisition no longer holds any shares of the Issuer’s common stock.

On December 18, 2019, MSH made pro rata distributions of 2,639,744 shares of the Issuer’s common stock and warrants exercisable for 75,000 shares of the Issuer’s common stock. As a result of the distribution, 446,145 shares of the Issuer’s common stock were distributed to non-affiliates of the Reporting Persons, while MEP and other affiliates of MSH (Mistral Equity Partners QP, LP and MEP Co-Invest, LLC) received the remaining 1,654,082 shares and all of the warrants.

Item 5:	Interest in Securities of the Issuer

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting and Dispositive Power		Number of Shares* With Shared Voting and Dispositive Power	Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned+
Andrew R. Heyer	6,490	(1)	3,017,536	3,024,026	20.45%
SAC Acquisition LLC	-		-	-	-
Mistral Sac Holdings, LLC	-		2,703,569	2,703,569	18.50%
Mistral Equity Partners, LP	-		1,710,636	1,710,636	11.72%

*	All share numbers presented in this table assume full exercise of the warrants to purchase shares of Common Stock identified in the notes below.
+	Based on 14,538,586 shares of Common Stock outstanding as of September 11, 2019 and assumes the vesting and settlement of all restricted stock awards and the exercise of all warrants to purchase shares of Common Stock identified in the notes below.
(1)	Includes 6,490 restricted stock awards received by Mr. Heyer for his service as a director of The Lovesac Company, a Delaware corporation (the “Issuer”) and shares of common stock, par value $0.00001 per share (“Common Stock”) of the Issuer held by: (i) Mistral Sac Holdings 2, LLC (430,304 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Sac Holdings 3, LLC (90,000 shares, which represent shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iii) Mistral Sac Holdings 4, LLC (228,633 shares, which amount includes 74,200 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iv) Mistral Equity Partners, LP (1,710,636 shares, which amount includes 56,554 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (vi) Mistral Equity Partners QP, LP (462,895 shares, which amount includes 15,303 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, and (vii) MEP Co-Invest, LLC (95,068 shares, which amount includes 3,143 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer.

(c)	There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended to add the following:

In order to comply with Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended, SAC Acquisition contributed 175,478 shares of the Issuer’s common stock to the Issuer in connection with an exchange of options previously issued by SAC Acquisition, and Issuer agreed to issue an equivalent number of shares (less any shares withheld to pay taxes) under The Lovesac Company 2017 Equity Incentive Plan to the former option holders of Sac Acquisition.

Item 7:	Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit 1	Joint Filing Agreement dated as of December 20, 2019, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 20, 2019

ANDREW R. HEYER

/s/ Andrew R. Heyer

SAC ACQUISITION LLC

By:	/s/ Donna Dellomo
	Name:	Donna Dellomo
	Title:	Chief Financial Officer

MISTRAL SAC HOLDINGS, LLC

By:	/s/ Andrew R. Heyer
	Name:	Andrew R. Heyer
	Title:	Chief Executive Officer

Mistral Equity Partners, LP

By:	Mistral Equity GP, LLC, its general partner

By:	/s/ Andrew R. Heyer
	Name:	Andrew R. Heyer
	Title:	Chief Executive Officer